FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

3 September 2015

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a)

On 2 March, awards of US$0.50 ordinary shares (the "Shares") were made under the HSBC Share Plan 2011 in connection with the performance year ended 31 December 2014. The awards vested immediately and sufficient Shares were sold to cover Income Tax and National Insurance liabilities. The net number of Shares arising from these awards were required to be retained for six months.

On 2 September, HSBC Holdings plc was advised that, following the expiry of the six month retention period, the following sale of Shares took place in London on that date.

PDMRs

Name	Price per Share	Shares sold
Peter Boyles	£4.9332	19,449
Pierre Goad	£4.9332	8,070

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                               Title: Group Company Secretary

                                                                                      Date: 03 September 2015